                                                              OMB APPROVAL
                                                    OMB Number:  3235-0058
                                                    Expires:  May 31, 1997
                                                  Estimated average burden
                                               hours per response. . .2.50

                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              FORM 12b-25

                      NOTIFICATION OF LATE FILING

                                                           SEC FILE NUMBER
                                                                   0-17637

                                                              CUSIP NUMBER
                                                                 359031101
(Check One:) / / Form 10-K / / Form 20-F / / Form 11-K
            /X/  Form 10-Q / / Form N-SAR

     For Period Ended:  June 30, 1995

     /  / Transition Report on Form 10-K
     /  / Transition Report on Form 20-F
     /  / Transition Report on Form 11-K
     /  / Transition Report on Form 10-Q
     /  / Transition Report on Form N-SAR
     For the Transition Period Ended:
                                     ----------------------

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM.
PLEASE PRINT OR TYPE.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant

     FRONTEER DIRECTORY COMPANY, INC.

Former Name if Applicable

Address of Principal Executive Office (State and Number)

     216 North 23rd Street, Bismarck, ND 58501

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a)  The reasons described in reasonable detail in
          Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-
K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Reorganization effective May 1, 1995, has required extensive financial statement changes and adjustments which could not be completed by the due date without unreasonable effort and expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     LANCE OLSON, C.P.A.      701            258-4970
     (Name)               (Area Code)    (Telephone Number)

(2)  Have all other period reports required under Section
     13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     / X /  Yes   /   /  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     / X /  Yes   /   /  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Effective May 1, 1995, the Registrant completed a reorganization transaction with RAFCO, Ltd. which has been recorded using the purchase method of accounting.
     The reorganization is required to be treated as a reverse acquisition which results in the requirement to report RAFCO, Ltd.'s historical financial information for all periods prior to May 1, 1995.

- -----------------------------------------------------------

                     FRONTEER DIRECTORY COMPANY, INC.
               (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                /s/ Dennis W. Olson
Date  August 10, 1995         By---------------------------
                                Dennis W. Olson, President

INSTRUCTION:  The form may be signed by an executive
officer of the registrant or by any other duly authorized
representative.   The name and title of the person signing
the form shall be typed or printed beneath the signature.
If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                ATTENTION
        INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
            FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                           GENERAL INSTRUCTIONS

1.   This form is required by Rule 12b-25 (17 CFR 240.12b-
     25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be complected and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.
     The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic files unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or 202 of Regulation S-T (Section
     232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule
     13(b) of Regulation S-T (Section 232.13(b) of this chapter).